EXHIBIT EX-99.H4P
                                    FORM OF

                          EXPENSE LIMITATION AGREEMENT

                              THE WORLD FUNDS, INC.

      This Expense Limitation Agreement, effective as of ________________ is by and between Epoch Investment Partners, Inc., (the "Adviser") and The World Funds, Inc. (the "Company"), on behalf of the Epoch U. S. Large Cap Equity Fund series of the Company (the "Fund").

      WHEREAS, the Company is a corporation organized under the Maryland General Corporations Law, and is registered under the Investment Company Act of 1940 (the "1940 Act") as an open-end management company of the series type (the Fund being a series of the Company); and

      WHEREAS, the Company and the Adviser have entered into an Investment Advisory Agreement, ("Advisory Agreement"), pursuant to which the Adviser provides advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

      WHEREAS, the Company and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to seek to maintain the expenses of the Fund at a level below the level to which the Fund might otherwise be subject;

      NOW, THEREFORE, the parties to this Agreement acknowledge and agree to the following:

1. Expense Limitation.

1.1 Operating Expense Limit. The targeted Operating Expense Limit in any fiscal year with respect to Institutional Shares of the Fund is 1.09% of the Institutional Shares' average daily net assets.

1.2 Applicable Expense Limit. To the extent that the aggregate expenses incurred by the Fund in any fiscal year (referred to as "Fund Operating Expenses") exceed the Operating Expense Limit, the excess amount, to the extent set forth herein ("Excess Amount") will become a liability of the Adviser. Fund Operating Expenses may include, but are not limited to, advisory fees payable to the Adviser. Fund Operating Expenses do not include interest, taxes, brokerage commissions, other expenditures capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund's business.

1.3 Method of Computation. To determine the Adviser's liability with respect to the Excess Amount, each month the Fund Operating Expenses for the Fund will be annualized as of the last day of the month. If the annualized Fund Operating Expenses of the Fund exceed the Operating Expense Limit of the Fund for the month, the officers of the Fund will calculate the extent to which the advisory fee payable to the Adviser for that month will have to be reduced in order to bring the annualized Fund Operating Expenses down to a level equal to the Operating Expense Limit. The advisory fee payable to the Adviser in respect of any month shall be reduced in part or in whole so that the Fund Operating Expenses do not exceed the Fund Operating Expense Limit for that month.

1.4 Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an annual adjustment payment will be made by the appropriate party in order that the amount of the advisory fees waived or reduced by the Adviser, as well as other voluntary payments remitted by the Adviser to the Fund with respect to adjustments made to the Fund Operating Expenses for the previous fiscal year, shall equal the Excess Amount for the entire fiscal year.

2. Reimbursement of Fee Waivers and Expense Reimbursements.

2.1 Reimbursement. If during any quarter in which the Advisory Agreement is still in effect, the estimated annualized aggregate Fund Operating Expenses of the Fund for the quarter are less than the Operating Expense Limit for that quarter, the Adviser will be entitled to payment by the Fund of fees waived or remitted by the Adviser to the Fund pursuant to
      Section 1 of this Agreement during prior periods. The total amount of reimbursement recoverable by the Adviser (the "Reimbursement Amount") is the sum of all fees previously waived or remitted by the Adviser to the Fund during any of the previous three (3) fiscal years pursuant to Section 1 of this Agreement, less any reimbursement previously paid during such three (3) years by the Fund to the Adviser with respect to any waivers, reductions, and payments made with respect to the Fund; provided that the amount payable to the Adviser pursuant to this Section 2.1 is limited in any quarter to not more than the difference between the Operating Expense Limit for the quarter and the actual Fund Operating Expenses for that quarter. The Reimbursement Amount may not include any additional charges or fees, such as interest accruable on the Reimbursement Amount.

2.2 Board Approval. No Reimbursement Amount will be paid to the Adviser in any fiscal quarter unless the Company's Board of Directors has determined that a reimbursement is in the best interest of the Fund and its shareholders. The Company's Board of Directors will determine quarterly in advance whether any Reimbursement Amount may be paid to the Adviser during the quarter.

3. Term and Termination of Agreement.

      This Agreement will continue in effect until August 1, 2008, and from year to year thereafter provided that each continuance is specifically approved by a majority of the directors of the Company who (i) are not "interested persons" of the Company or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement ("Independent Directors"). Nevertheless, this Agreement may be terminated by either party to the Agreement, without payment of any penalty, upon ninety (90) days prior written notice to the other party at its principal place of business. Action to terminate the Agreement must be authorized by resolution of a majority of the Independent Directors of the Company or by a vote of a majority of the outstanding voting securities of the Company.



4.    Miscellaneous.

4.1 Captions. The captions in this Agreement are included for convenience of reference only and do not define or delineate any of the provisions of the Agreement, or otherwise affect their construction or effect.

4.2 Interpretation. Nothing in this Agreement requires the Company or the Fund to take any action contrary to the Company's Articles of Incorporation, Bylaws, or any applicable statutory or regulatory requirement to which the Company or Fund are subject, nor does this Agreement relieve or deprive the Company's Board of Directors of its responsibility for and control of the conduct of the affairs of the Company or the Fund.

4.3 Definitions. Any questions of interpretation of any term or provision of this Agreement has the same meaning, and is to be resolved by reference to, the 1940 Act and the Advisory Agreement between the parties.

      IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective duly authorized officers, and have caused their respective corporate seals to be affixed to this Agreement as of the day and year first above written.

                               THE WORLD FUNDS, INC.


                                       BY:
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                                    John Pasco, III
                                    Chairman



                               EPOCH INVESTMENT PARTNERS, INC.


                                       BY:
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